FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F          ☒          Form 40-F          ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No               ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

Update regarding the resolutions of the 2nd Repeat General Meeting of Shareholders of National Bank of Greece

National Bank of Greece announces that the 2nd repeat General Meeting of its shareholders was held today, 29 April 2013 in the Melas Building, Athens. The General Meeting convened with a quorum of 34.60% of the Bank’s paid-up share capital and adopted the following resolutions:

1.      To reduce the ordinary share capital of the Bank by EUR 1,189,803,164 through simultaneous (i) increase in the nominal value of each common registered voting share of the Bank and reduction in the aggregate number of such shares by means of a reverse split at a ratio of 10:1, and (ii) reduce of the nominal value of each common voting share of the Bank (as it stands after the reverse split) to EUR 0.30, in order to form an equivalent special reserve, as per article 4.4a of the Companies Act. Furthermore, the General Meeting decided upon amendment to Article 4 of the Bank’s Articles of Association and granted authorities accordingly.

2.      To issue in implementation of Law 3864/2010 and Council of Ministers’ Act 38/2012 and pursuant to the provisions thereof, unsecured, perpetual and subordinated bonds, contingently convertible into common, dematerialized, registered voting shares of the Bank, redeemable by the Bank, in a total principal amount of up to EUR 1,900 million (to be determined by the Bank of Greece), to be paid by contribution in kind, offering them through private placement and cancelling the pre-emption rights of the shareholders of the Bank. Furthermore, the General Meeting granted authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer the bonds as per the terms for covering the share capital increase as described in agenda item 3.

3.      To increase the share capital of the Bank so as to raise funds up to EUR 9,756 million by issuing new common registered voting shares, in accordance with Law 3864/2010, through payment in cash and contribution in kind with pre-emption rights for the Bank’s existing shareholders in respect of the part of the increase (12%) that may be covered by cash (i.e. EUR 1,171,000,000), and cancellation of pre-emption rights of existing shareholders in respect of the part of the increase that may be covered by contribution in kind. In addition, the General Meeting granted authorities to the Board of Directors to determine the offer price of the new shares (pursuant to article 13.6 of the Companies Act), and to specify the terms of the said share capital increase pursuant to Law 3864/2010 and Council of Ministers’ Act 38/2012. It also decided to amend accordingly Article 4 of the Bank’s Articles of Association.

Athens, 29 April 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 30th April, 2013

/s/Petros Christodoulou
(Registrant)
Petros Christodoulou
Deputy Chief Executive Officer